Filed Pursuant to Rule 424(b)(5)
Registration No. 333-162381

PROSPECTUS SUPPLEMENT
(to Prospectus dated November 12, 2009)

5,000,000 Shares

Safe Bulkers, Inc.
COMMON STOCK

We are selling 5,000,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “SB.” The last reported sale price of our common stock on March 12, 2012 was $7.15 per share.

Investing in our common stock involves risk. Please read the section entitled “Risk Factors” on page S-13 of this prospectus supplement and beginning on page 2 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 29, 2012 before you make an investment in our shares.

	Per Share	Total
Public offering price	$6.50	$32,500,000
Underwriting discount	$0.325	$1,625,000
Proceeds, before expenses, to Safe Bulkers, Inc.	$6.175	$30,875,000

We have granted the underwriters an option to purchase up to an additional 750,000 shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about March 16, 2012.

Morgan Stanley	BofA Merrill Lynch	Credit Suisse

Evercore Partners

March 13, 2012

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters. The second part, the prospectus, gives more general information about securities we may offer from time to time. Generally, when we refer to the “prospectus,” we are referring to both parts of this document combined. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the heading “Where You Can Find Additional Information” and “Incorporation by Reference.” To the extent the description of our securities in this prospectus supplement differs from the description of our securities in the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. The distribution of this prospectus and sale of these securities in certain jurisdictions may be restricted by law. Persons in possession of this prospectus supplement or the accompanying prospectus are required to inform themselves about and observe any such restrictions. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

S-i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus and should be read together with the information contained in other parts of this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference, including the risk factors on page S-13 of this prospectus supplement and beginning on page 2 of our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 29, 2012 (as amended on March 12, 2012, our “Annual Report on Form 20-F”). Unless otherwise indicated, references in this prospectus to “Safe Bulkers,” the “Company,” “we,” “our,” “us,” or similar terms when used in a historical context refer to Safe Bulkers, Inc. and/or its subsidiaries. We use the term deadweight tons, or “dwt,” to describe the carrying capacity of our vessels. Before making your investment decision, you should carefully read the prospectus and the documents referred to in “Where You Can Find Additional Information” and “Incorporation by Reference” for information about us, including our financial statements. Unless otherwise indicated, all references to currency amounts in this prospectus supplement and the accompanying prospectus are in U.S. dollars. Unless otherwise indicated, all data regarding our fleet and the terms of our charters is as of March 9, 2012 and references to our fleet at future dates assume there have been no acquisitions other than our nine contracted newbuilds and no dispositions.

Our Company

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of such services. As of March 9, 2012, we had a fleet of 20 drybulk vessels, with an aggregate carrying capacity of 1,886,400 dwt and an average age of 4.0 years, making us one of the world’s youngest fleets of Panamax, Kamsarmax, Post-Panamax and Capesize class vessels. Our fleet is expected to grow through 2014 as the result of the delivery of nine further contracted newbuilds, comprised of three Panamax class vessels, three Kamsarmax class vessels, two Post-Panamax class vessels and one Capesize class vessel. Upon delivery of the last of our contracted newbuilds, our fleet will be comprised of 29 vessels having an aggregate carrying capacity of 2,709,600 dwt.

We employ our vessels on a mix of period time and spot charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters, or to profit from attractive spot charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak time charter market conditions. As of March 9, 2012, the charter coverage for our fleet, including our newbuild vessels, was 70% of anticipated ownership days for the remainder of 2012, 60% of anticipated ownership days in 2013 and 33% of anticipated ownership days in 2014. We intend to opportunistically increase our charter coverage through the employment of the six unchartered vessels in our newbuild orderbook as they are delivered over the next few years.

Our customers are some of the world’s largest consumers of marine drybulk transportation services. Since 2005 our customers have included over 30 national, regional and international companies, including Bunge, Cargill, Daiichi Chuo Kishen Kaisha, Intermare Transport G.m.b.H., Eastern Energy Pte. Ltd., NYK, NS United Kaiun Kaisha, Kawasaki Kisen Kaisha, Ltd or their affiliates.

We expect to fund our capital expenditure requirements through a combination of cash and cash equivalents, borrowings under our committed undrawn credit facilities, permitted borrowings against our investment in a floating rate note, surplus cash flow from operations, as well as through raising additional indebtedness and equity.

The total capital expenditure requirements for the acquisition of our nine newbuilds, were $324.6 million, $79.2 million of which we have already paid as advances, as of March 9, 2012. The remaining capital expenditure requirements of $245.4 million are payable as our vessels are built and delivered through 2014 and include $106.3 million of payments during the remainder of 2012, $39.9 million in 2013 and $99.2 million in 2014.

As of March 9, 2012, our cash and cash equivalents and restricted cash amounted to $8.2 million. We have also invested $50 million in a floating rate note against which we may raise indebtedness of up to 80%. As of March 9, 2012, we had estimated aggregate borrowing capacity of $187.5 million, consisting of $130.0 million available in undrawn or committed loan facilities, $29.0 million available under existing revolving credit facilities and $28.5 million remaining undrawn availability against our floating rate note.

Our operational cash flow is supported by our contracted period time charters. As of March 9, 2012, our contracted revenue through the end of 2014 amounted to $351.6 million. We believe that with our cash and cash equivalents, our aggregate committed borrowing capacity and our anticipated operational surplus, as supported by our contracted revenue, we can fully finance our existing newbuild program. We believe that we will have the ability to raise additional indebtedness against one existing unencumbered vessel and seven unencumbered newbuild vessels upon their delivery, providing us with further financial flexibility in funding our newbuild program and the opportunity to further expand and renew our fleet.

We actively manage our orderbook and fleet. We intend to continue to opportunistically expand and renew our fleet by placing newbuilding orders when we can negotiate attractive terms from shipyards for high-quality vessels. Our strategy has been to focus on ordering fuel-efficient and shallow-draft newbuild vessels that comply with the latest maritime and environmental regulations and that are based on the most recent design developments, which offer us competitive operational advantages as well as lower running costs compared to second hand vessels. As a result of our track record and reputation in the industry, we believe that we have developed strong long-term relationships with key shipyards in Japan and China. Active management of our orderbook and fleet may, at times, lead us to opportunistically terminate or delay contracts to acquire vessels or to sell vessels when we believe there are financial or operational advantages in doing so which allow us to allocate resources more productively.

We successfully completed our initial public offering in the United States on June 3, 2008, and our common stock trades on the New York Stock Exchange under the symbol “SB”. We continue to be majority-owned by the Hajioannou family, which has a long history of owning and operating vessels. Over the past 17 years under the leadership of Polys Hajioannou, our chief executive officer, we have created a leading drybulk company, with a young fleet comprised of vessels designed to a high technical specification. Under his direction, we have also expanded the classes of drybulk vessels in our fleet, and the aggregate carrying capacity of our fleet has grown from 146,000 dwt in 1995 to 1,886,400 dwt currently.

We also benefit from the expertise of our affiliated management company, Safety Management Overseas S.A., which we refer to as “Safety Management” or “our Manager,” which is controlled by Polys Hajioannou, and along with its predecessor, has specialized in drybulk shipping since 1965, providing services to over 35 drybulk vessels. A number of our Manager’s key management and operational personnel have been continuously employed with Safety Management and its predecessor companies for over 25 years. We believe our experience, relationships and financial strength will enable us to take advantage of any improvement in market conditions or future dislocations affecting our competitors.

We have consistently returned capital to our stockholders by paying dividends each quarter since our initial public offering in June 2008, including an aggregate amount of $41.8 million over four consecutive quarterly dividends, each in the amount of $0.15 per share, paid during 2011, and a dividend of $0.15 per share paid on February 29, 2012. Since our initial public offering we have paid 15 consecutive quarterly dividends amounting to $156.8 million. Our dividend strategy is to provide our stockholders with a sustainable dividend while maintaining capital to invest and grow our business. We believe that our existing liquidity, charter coverage and upside market exposure will allow us to pay a sustainable dividend as we expand our fleet. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors and will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to our growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments, and (v) global financial conditions. Dividends might not be paid in the future. See “Dividend Policy.”

Our Fleet

Our 20 vessel fleet is comprised of five Panamax vessels, three Kamsarmax vessels, 10 Post-Panamax vessels and two Capesize class vessels, with an aggregate carrying capacity of 1,886,400 dwt and an average age of 4.0 years. Currently, 16 of our vessels are employed on period time charters and four of our vessels are employed on spot charters. As of March 9, 2012, the average remaining duration of the charters for our existing fleet was 2.7 years. Our fleet is expected to increase in dwt capacity by approximately 43.6% by 2014 as a result of the delivery of nine contracted newbuilds, comprised of three Panamax class vessels, three Kamsarmax class vessels, two Post-Panamax class vessels and one Capesize class vessel. Assuming delivery of the last of our contracted newbuilds in 2014, our fleet will be comprised of eight Panamax class vessels, six Kamsarmax class vessels, 12 Post-Panamax class vessels and three Capesize class vessels, and the aggregate carrying capacity of our 29 vessels will be 2,709,600 dwt.

The majority of vessels in our fleet have sister ships with similar specifications in our existing or newbuild fleet. We believe that using sister ships provides cost savings because it facilitates efficient inventory and crew management and allows for the substitution of sister ships if needed to fulfill our period time charter obligations. Additionally, the young age of our vessels significantly contributes, we believe, to cost savings in relation to operating expenses.

The table below presents additional information with respect to our drybulk vessel fleet, including our newbuilds, and its deployment as of March 9, 2012.

Vessel Name	Dwt	Year Built (1)	Country of Construction	Charter Type	Charter Rate (2)	Commissions (3)	Charter Period (4)	Sister Ship (5)
Current Fleet
Panamax

Maria	76,000	2003	Japan	Time	$20,250	3.50%	Apr. 2011–Apr. 2014	A

Vassos	76,000	2004	Japan	Time	$29,000	1.25%	Nov. 2008–Oct. 2013	A

Katerina	76,000	2004	Japan	Time	$20,000	3.375%	Feb. 2011–Feb. 2014	A

Maritsa	76,000	2005	Japan	Time	$26,727	1.25%	Apr. 2011–Mar. 2015	A

Efrossini	75,000	2012	Japan	Spot	$5,950	5.50%	Feb. 2012–Apr. 2012

Kamsarmax

Pedhoulas Merchant	82,300	2006	Japan	Time	$18,350	3.50%	Aug. 2011–Aug. 2013	B

Pedhoulas Trader	82,300	2006	Japan	Time (6)	$69,000	1.00%	Aug. 2008–Jul. 2009	B
					$56,500		Aug. 2009–Jul. 2010
					$42,000		Aug. 2010–Jul. 2011
					$20,000		Aug. 2011–Jul. 2013
				Time (7)	BPI + 6.5%	3.50%	Aug. 2013–Jul. 2015

Pedhoulas Leader	82,300	2007	Japan	Spot	$17,600	4.75%	Jan. 2012–Mar. 2012	B

Post-Panamax

Stalo	87,000	2006	Japan	Time	$34,160	1.25%	Mar. 2010–Feb. 2015	C

Marina	87,000	2006	Japan	Time	$19,500	1.25%	Dec. 2011–Dec. 2013	C

Sophia	87,000	2007	Japan	Time	$34,720	1.25%	Oct. 2008–Sep. 2013	C

Eleni	87,000	2008	Japan	Time	$34,160	1.25%	Apr. 2010–Mar. 2015	C

Martine	87,000	2009	Japan	Time	$40,500	1.25%	Feb. 2009–Feb. 2014	C

Andreas K	92,000	2009	South Korea	Time	$15,250	3.75%	Nov. 2011–Mar. 2012	D

Panayiota K	92,000	2010	South Korea	Time	$15,250	3.75%	Nov. 2011–Apr. 2012	D

Venus Heritage	95,800	2010	Japan	Time	$12,250	5.00%	Mar. 2012–Sep.2012	E

Venus History	95,800	2011	Japan	Spot	$5,900	5.00%	Jan. 2012–Mar. 2012	E

Venus Horizon	95,800	2012	Japan	Spot	$14,750	5.00%	Feb. 2012–Apr. 2012	E
					+ ballast bonus

Capesize

Kanaris	178,100	2010	China	Time	$25,928	2.50%	Sep. 2011–May 2031

Pelopidas	176,000	2011	China	Time	$38,000	1.00%	Jan. 2012–Dec. 2021

Subtotal	1,886,400

Vessel Name	Dwt	Year Built (1)	Country of Construction	Charter Type	Charter Rate (2)	Commissions (3)	Charter Period (4)	Sister Ship (5)
New builds
Kamsarmax

Hull No.616	82,000	1H 2012	China	Time (8)	$13,250	4.75%	Jun. 2012–Jun. 2014	F

Hull No.631	82,000	1H 2012	China	Time (9)	(BPI + 4%) -		Aug. 2012–Jul 2013	F
					$1,000

Hull No.617	82,000	2H 2012	China					F

Panamax

Hull No.1659	76,600	2H 2013	Japan					G

Hull No.1154	76,000	1H 2014	China

Hull No.1660	76,600	1H 2014	Japan					G

Post-Panamax

Hull No. 2396	84,000	2H 2014	Japan					H

Hull No. 2397	84,000	2H 2014	Japan					H

Capesize

Hull No. 131	180,000	2H 2012	China	Time (10)	$24,810	1.25%	Jan. 2013–Dec. 2022

Subtotal	823,200
TOTAL	2,709,600

(1)	For newbuilds, the dates shown reflect the expected delivery dates.

(2)	Quoted charter rates are gross charter rates. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions.

(3)

Commissions reflect payments made to third-party brokers or our charterers, and do not include the 1.25% fee payable on gross freight, charter hire, ballast bonus and demurrage to our Manager pursuant to our vessel management agreements with our Manager, which we present as Management fees.

(4)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of March 9, 2012, scheduled start dates. Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

(5)	Each vessel with the same letter is a “sister ship” of each other vessel that has the same letter, and under certain of our charter contracts, may be substituted with its “sister ships.”

(6)	Charter agreement which provides for variable charter rates.

(7)	A period time charter with a forward delivery date in August of 2013 for a duration of 23 to 25 months, at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium of 6.5%.

(8)	The charter agreement provides us with the option to nominate any of the three newbuild vessels Hulls 616, 617 or 631 for employment under this charter.

(9)

A period time charter with a forward delivery date in June of 2012 for a duration of 10 to 12 months, at a gross daily charter rate linked to the BPI plus a premium of 4%. Daily charter rate payable will be reduced by an amount of $1,000. The charter agreement provides us with the option to nominate any of the three newbuild vessels Hulls 616, 617 or 631 for employment under this charter.

(10)

The charter agreement grants the charterer the option to extend the period time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times. The charter agreement also grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the period time charter period, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year. Should the charterer decide to subsequently sell the vessel to a third party after exercising this purchase option, we have retained a right of first refusal to buy back the vessel.

From the beginning of 1995 through March 9, 2012, we have taken delivery of 31 newbuilds and we have sold nine vessels from our fleet and two newbuilds upon their delivery.

Our Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage in the drybulk shipping industry, including:

Young, high-quality fleet of Panamax, Post-Panamax, Kamsarmax and Capesize class vessels. Following the delivery of the last of our contracted newbuilds in 2014, our fleet will be comprised of eight Panamax class vessels, six Kamsarmax class vessels, 12 Post-Panamax class vessels and three Capesize class vessels, and the aggregate carrying capacity of our 29 vessels will be 2,709,600 dwt with an average age of 4.9 years. Our focus is on these larger classes of drybulk vessels, which are able to efficiently transport the major drybulk commodities, including coal, grain and iron ore. The young age of our fleet, we believe, minimizes our operational expenses and maximizes fleet utilization. We are also focused on quality vessels designed to high technical specifications which allow our vessels to lift more cargo on the same draft, compared to the industry average, which we believe provides us with a competitive advantage, as most Panamax vessels trade in draft-restricted ports. In addition, our vessels have lower-than-average fuel consumption and larger-than-average generators, which offer greater operational efficiency and safety than smaller generators. Our young fleet also provides us with a competitive advantage in the period time charter market, where vessel age and quality are of significant importance in competing for business.

Significant contracted growth. We have contracts to acquire nine drybulk newbuilds which, upon delivery, will add an aggregate 823,200 dwt in capacity to our fleet, increasing the dwt capacity of our current fleet by approximately 43.6%. We have arranged respective eleven-month and two-year period time charters for our two Kamsarmax class newbuild vessels, and a 10-year period time charter for our Capesize class newbuild vessel.

Long-term relationships with key industry players drive opportunities with customers and shipyards. We have established long-term relationships with some of the largest drybulk shippers in the industry by providing reliable service and consistently meeting our customers’ expectations. Our policy is to charter our vessels primarily to charterers that use our vessels to transport drybulk commodities rather than charterers that sub-charter them to third parties. We believe our direct relationship with the actual shippers of drybulk commodities allows us to develop long-term customer relationships, which results in significant repeat business and gives us insight into the underlying demand for those commodities.

We have also developed long-term relationships with high quality shipyards and have ordered 40 newbuilds over the past 19 years from shipyards including the Tsuneishi, IHI, Imabari and Sasebo shipyards in Japan. With financing markets remaining difficult for some vessel owners, we expect that our relationships with shipyards will provide us with attractive opportunities to purchase additional newbuilds.

Our Business Strategy

Our primary objectives are to profitably grow our business, to increase the distributable cash flow per share and to maximize value to our stockholders by pursuing the following strategies:

Pursue a balanced chartering strategy. We intend to employ our drybulk vessels on a mix of period time and spot charters according to our assessment of market conditions. As of March 9, 2012, our charter coverage was 70% of our fleet’s anticipated ownership days for the remainder of 2012. In 2013 and 2014, the percentage of our fleet’s anticipated ownership days covered by time charter arrangements was 60% and 33%, respectively, which allows for potential upside to our revenues in the event of a strong charter market. As of March 9, 2012, our total contracted net revenue through 2017 from our existing fleet and our nine contracted newbuilds, three of which are already chartered, was $456.3 million, providing for $129.9 million for the remainder of 2012, $141.0 million for 2013, $80.7 million for 2014 and $104.7 million for the years 2015 through 2017.

Strategically expand the size of our fleet, taking advantage of industry challenges. We intend to grow our fleet through timely and selective investment in newbuild contracts for drybulk vessels when we believe those acquisitions will result in good returns on invested capital and increased cash flow per share.

Given that prices for vessels have fallen significantly since the middle of 2008, and remain volatile, we expect to have significant opportunities to acquire newbuilds. When acquiring vessels, we prefer to invest in groups of vessels, including vessels that will be sister ships, in order to take advantage of the operational flexibility and economies that sister ships afford us and our charterers.

Continue to operate a high-quality fleet. We intend to maintain a young, high-quality fleet by strategically replacing existing vessels with newbuilds that have the high technical specifications and advanced designs that meet the needs of our customers. We intend to preserve the quality of our vessels through a comprehensive maintenance and inspection program supervised by our experienced affiliated Manager.

Management of Our Fleet

Our chief executive officer, president, chief financial officer and chief operating officer, collectively referred to in this prospectus as our “executive officers,” provide us with strategic management and also supervise the management of our day-to-day operations by our Manager. We have a management agreement pursuant to which our Manager provides us with technical, administrative, commercial and certain other services. The initial two-year term of this agreement expired on May 28, 2010, however, the agreement automatically renews each year for up to eight years. The management agreement can be terminated earlier by us upon notice given one month prior to the end of the then-current term. We believe our Manager has built a strong reputation in the drybulk shipping industry by providing customized, high-quality operational services in an efficient manner.

Pursuant to our management agreement, we pay our Manager a fee of $700 per day per vessel, and a fee of 1.25% on gross freight charter hire, ballast bonus and demurrage for providing commercial, technical and administrative services and a commission of 1.0% based on the contract price of any vessel bought or sold on our behalf, including each of our contracted newbuilds. We also pay our Manager a flat supervision fee of $550,000 per newbuild, of which 50% is payable upon the signing of the relevant supervision agreement, and 50% upon successful completion of the sea trials of each newbuild, which we capitalize, for on- premises construction supervision. The management fees can be adjusted annually on May 29 of each year, the anniversary of our management agreement, by agreement between us and our Manager.

Our Manager has agreed that, during the term of our management agreement and for a period of one year following its termination, our Manager will not provide management services to, or with respect to, any drybulk vessels other than (a) on our behalf or (b) with respect to drybulk vessels that are owned or operated by companies affiliated with our chief executive officer, and drybulk vessels that are acquired, invested in or controlled by companies affiliated with our chief executive officer, subject in each case to compliance with, or waivers of, the restrictive covenant agreements between us and such companies. Our Manager has also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by a company affiliated with our chief executive officer, or a drybulk vessel that is acquired, invested in or controlled by such company, are both available and meet the criteria for a charter being arranged by our Manager, our drybulk vessel will be offered such charter. Historically our Manager has only rarely provided services to third parties and currently our Manager does not provide management services to any third party vessels.

Our arrangements with our Manager and its performance are reviewed by our board of directors. Our Manager reports to us and our board of directors through our executive officers.

Corporate Information

Safe Bulkers, Inc. was incorporated in the Republic of the Marshall Islands on December 11, 2007 under the Marshall Islands Business Corporations Act. We maintain our offices at 30-32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece. Our telephone number at that address is 011-30-210-899-4980. Our website address is www.safebulkers.com. The information on our website is not a part of this prospectus. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

The Offering

Issuer	Safe Bulkers, Inc., a Marshall Islands corporation.
Shares of common stock offered	5,000,000 shares.
5,750,000 shares, if the underwriters exercise their option to purchase additional shares in full.
Shares of common stock to be outstanding immediately after this offering	75,896,924 shares, assuming the underwriters do not exercise their option to purchase additional shares.
Use of proceeds

The net proceeds from the public offering, after deducting estimated underwriting discounts and estimated expenses payable by us will be approximately $30.6 million. This amount is based on the public offering price of $6.50 and assumes no exercise of the underwriters’ option to purchase additional shares. We plan to use the net proceeds of this offering for vessel acquisitions, capital expenditures and for other general corporate purposes, which may include repayment of indebtedness.

Dividends

We paid our first quarterly dividend as a public company of $0.1461 per share in August 2008 and subsequent quarterly dividends of $0.475 per share in November 2008 and $0.15 per share since February 2009. There is no guarantee that we will pay any dividends on our common stock in any quarter.

Declaration and payment of any dividend is subject to the discretion of our board of directors. See “Dividend Policy.”
NYSE listing	Our common stock is listed on the New York Stock Exchange under the symbol “SB.”
Risk factors

See “Risk Factors” on page S-13 of this prospectus supplement and beginning on page 2 of our Annual Report on Form 20-F for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Each share of our common stock includes one right that, under certain circumstances, will entitle the holder to purchase from us a unit consisting of one-thousandth of a share of preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments.

Summary Combined and Consolidated Financial and Other Data

The following table presents selected combined and consolidated financial and other data of the Company for each of the five years in the period ended December 31, 2011. The selected combined and consolidated financial data of the Company are a summary of, are derived from, and are qualified by reference to our audited combined and consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP.”

Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheets at December 31, 2010 and 2011, together with the notes thereto, are included in our Annual Report on Form 20-F, incorporated by reference herein, and should be read in their entirety.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands of U.S. dollars except share data)
STATEMENT OF INCOME
Revenues	$172,057	$208,411	$168,400	$159,698	$172,036
Commissions	(6,209)	(7,639)	(3,794)	(2,678)	(3,128)

Net revenues	165,848	200,772	164,606	157,020	168,908

Voyage expenses	(179)	(273)	(577)	(610)	(1,987)
Vessel operating expenses	(12,429)	(17,615)	(19,628)	(23,128)	(26,066)
Depreciation	(9,583)	(10,614)	(13,893)	(19,673)	(23,637)
General and administrative expenses: —Management fee to related party	(1,177)	(4,419)	(4,436)	(4,880)	(6,026)
—Third party expenses	(2,477)	(3,626)	(2,610)	(2,138)	(2,463)
Early redelivery (cost)/income	(21,438)	(565)	74,951	132	207
Loss on asset purchase cancellations	—	—	(20,699)	—	—
Gain on sale of assets	112,360	—	—	15,199	—

Operating income	230,925	163,660	177,714	121,922	108,936

Interest expense	(8,225)	(16,392)	(10,342)	(6,423)	(5,250)
Other finance costs	(161)	(409)	(442)	(330)	(1,055)
Interest income	1,290	1,492	2,164	2,627	1,046
Loss on derivatives	(704)	(19,509)	(4,416)	(8,164)	(12,491)
Foreign currency (loss)/gain	(13,759)	(9,500)	838	281	(799)
Amortization and write-off of deferred finance charges	(166)	(131)	(106)	(266)	(653)

Net income	$209,200	$119,211	$165,410	$109,647	$89,734

Earnings per share, basic and diluted	$3.84	$2.19	$3.03	$1.73	$1.29
Cash dividends declared per share	$7.04	$3.83	$0.60	$0.60	$0.60
Weighted average number of shares outstanding, basic and diluted	54,500,000	54,500,889	54,510,587	63,300,466	69,463,093

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands of U.S. dollars)
OTHER FINANCIAL DATA
Net cash provided by operating activities	$278,506	$259,597	$211,338	$118,147	$107,189
Net cash provided by/(used in) investing activities	88,416	(148,223)	(191,863)	(131,709)	(125,889)
Net cash (used in)/provided by financing activities	(366,922)	(83,672)	(28,742)	60,136	(18,514)
Net increase/(decrease) in cash and cash equivalents	—	27,702	(9,267)	46,574	(37,214)

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands of U.S. dollars)
BALANCE SHEET DATA (at period end)
Total current assets	$98,883	$88,086	$105,648	$104,276	$37,959
Total fixed assets	308,340	387,296	467,513	640,258	777,663
Other non-current assets	434	6,900	55,563	60,838	61,649
Total assets	407,657	482,282	628,724	805,372	877,271
Total current liabilities	43,984	70,863	65,551	52,983	51,673
Derivative liabilities	242	21,716	15,510	9,787	10,130
Long-term debt, net of current portion	306,267	413,483	420,994	467,070	465,805
Unearned revenue—Long-term	2,766	11,765	29,450	31,399	17,821
Total owners’/shareholders’ equity/(deficit)	54,398	(35,545)	97,219	244,133	331,842
Total liabilities and owners’/shareholders’ equity	407,657	482,282	628,724	805,372	877,271
OTHER DATA (1)
EBITDA	$225,884	$144,856	$187,587	$133,382	$118,228
Adjusted EBITDA	$149,425	$174,430	$136,913	$125,934	$131,311

	Year Ended December 31,
	2007	2008	2009	2010	2011
FLEET DATA
Number of vessels at period’s end	11.0	12.0	14.0	16.0	18.0
Average age of fleet (in years)	2.6	3.3	3.8	3.8	4.3
Ownership days (2)	3,914	4,075	4,817	5,326	5,992
Available days (3)	3,914	4,040	4,795	5,296	5,976
Operating days (4)	3,913	4,025	4,778	5,269	5,962
Fleet utilization (5)	99.98%	98.77%	99.19%	98.93%	99.50%
Average number of vessels in the period (6)	10.7	11.1	13.2	14.6	16.4
AVERAGE DAILY RESULTS
Time charter equivalent rate (7)	$42,327	$49,626	$34,208	$29,534	$27,932
Daily vessel operating expenses (8)	$3,176	$4,323	$4,075	$4,342	$4,350

(1)	A reconciliation of net income to EBITDA and a reconciliation of EBITDA to Adjusted EBITDA are set forth below:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands of U.S. dollars)
Net Income	$209,200	$119,211	$165,410	$109,647	$89,734
Plus Net Interest Expense	6,935	14,900	8,178	3,796	4,204
Plus Depreciation	9,583	10,614	13,893	19,673	23,637
Plus Amortization	166	131	106	266	653

EBITDA	$225,884	$144,856	$187,587	$133,382	$118,228

Less Gain on sale of assets	(112,360)	—	—	(15,199)	—
Plus Early redelivery cost/(income)	21,438	565	(74,951)	(132)	(207)
Plus Loss on asset cancellations	—	—	20,699	—	—
Plus Loss on derivatives	704	19,509	4,416	8,164	12,491
Plus Loss/(Gain) on foreign currency	13,759	9,500	(838)	(281)	799

Adjusted EBITDA	$149,425	$174,430	$136,913	$125,934	$131,311

EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP. EBITDA represents net income before interest, income tax expense, depreciation and amortization. EBITDA assists our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA information. We believe that EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance.

Adjusted EBITDA represents our EBITDA after giving effect to the removal of gain on sale of assets, early redelivery cost/income, loss on asset cancellations and gain/loss on derivatives and foreign currency for the relevant periods. Adjusted EBITDA assists our management and investors by increasing the comparability of our fundamental performance with respect to our vessel operation, without including the gain on sale of assets, gains or costs we have received or incurred through early redelivery or the losses from asset cancellations and gain/loss on derivatives and foreign currency during the relevant periods, which we believe allows us to better illustrate our operating performance for the periods indicated.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. EBITDA and Adjusted EBITDA should not be considered a substitute for net income prepared in accordance with U.S. GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

(2)	Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(3)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(4)	Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(5)	Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(6)	Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(7)	Time charter equivalent rates, or “TCE” rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period, as indicated in the table below. TCE rates assist us in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results” in our Annual Report on Form 20-F, which is incorporated herein by reference.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands of U.S. dollars)
Time charter revenues	$172,057	$208,411	$168,400	$159,698	$172,036
Less commissions	(6,209)	(7,639)	(3,794)	(2,678)	(3,128)
Less voyage expenses	(179)	(273)	(577)	(610)	(1,987)

Time charter equivalent revenue	$165,669	$200,499	$164,029	$156,410	$166,921

Available days	3,914	4,040	4,795	5,296	5,976

Time charter equivalent rate	$42,327	$49,626	$34,208	$29,534	$27,932

(8)	Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the important factors set forth under the heading “Risk Factors” starting on page 2 of our Annual Report on Form 20-F, which was filed with the SEC on February 29, 2012 and incorporated herein by reference, before investing in our common stock. For further details, see the sections entitled “Where You Can Find Additional Information” and “Incorporation by Reference.”

Any of the risk factors referred to above could significantly and negatively affect our business, results of operations or financial condition, which may reduce our ability to pay dividends and lower the trading price of our common stock. The risks referred to above are not the only ones that may exist. Additional risks not currently known by us or that we deem immaterial may also impair our business operations. You may lose all or a part of your investment.

FORWARD-LOOKING STATEMENTS

All statements in this prospectus (and in the documents and statements incorporated by referenced herein) that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this prospectus includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the SEC, other information sent to our security holders and other written materials.

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	our contracted revenue;

•	availability of key employees, crew, length and number of off-hire days, drydocking requirements and fuel and insurance costs;

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

•	our expectations about availability of vessels to purchase, the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage to our advantage our Manager’s relationships and reputation within the drybulk shipping industry;

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

•	potential liability from future litigation; and

•	other factors discussed in “Risk Factors” in this prospectus (and in the “Risk Factors” described in our Annual Report on Form 20-F).

We caution that the forward-looking statements included in this prospectus (and in the documents and statements incorporated by reference herein) represent our estimates and assumptions only as of the date of this prospectus (and in the documents and statements incorporated by reference herein) and are not intended to give any assurance as to future results. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include the risks, uncertainties and factors described under “Risk Factors.” As a result, the forward- looking events discussed in this prospectus might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

USE OF PROCEEDS

The net proceeds from this offering, after deducting the underwriting discount and estimated expenses relating to this offering payable by us, will be approximately $30.6 million. This amount is based on the public offering price of $6.50 per share and assumes no exercise of the underwriters’ option to purchase additional shares. We plan to use the net proceeds of this offering for vessel acquisitions, capital expenditures and for other general corporate purposes, which may include repayment of indebtedness.

CAPITALIZATION

The following table sets forth, as of December 31, 2011, our capitalization:

•	On an actual basis;

•	On an as adjusted basis to give effect to the following transactions, which occurred between January 1, 2012 and March 9, 2012:

•	the repayment of loans amounting to $6.5 million;

•	the drawing of loans amounting to $24.0 million;

•	the fourth quarter 2011 dividend of $0.15 per common share paid on February 29, 2012, amounting to $10.6 million; and

•	the issuance of 5,008 common shares to our non-executive independent directors.

•

On an as further adjusted basis to give effect to the issuance and sale of 5,000,000 shares of our common stock in this offering at the public offering price of $6.50 per share, after deducting the underwriting discount and estimated offering expenses of $1.9 million, resulting in net proceeds of approximately $30.6 million.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalizations or special dividends between December 31, 2011 and March 9, 2012.

This table should be read in conjunction with our audited consolidated financial statements and the notes thereto incorporated by reference in this prospectus.

	As of December 31, 2011
	Actual	As Adjusted	As Further Adjusted
	(in thousands of U.S. dollars)
Debt:
Current portion of long-term debt	$18,486	$27,647	$27,647
Long-term debt, net of current portion	465,805	474,144	474,144

Total debt (1)(2)	$484,291	$501,791	$501,791

Stockholders’ equity:
Common stock	71	71	76
Additional paid-in capital	114,918	114,918	145,538
Retained earnings	216,853	206,218	206,218

Total stockholders’ equity	$331,842	$321,207	$351,832

Total capitalization	$816,133	$822,998	$853,623

(1)	All bank debt is issued by our subsidiaries and is secured.

(2)	Total debt does not include the fair value of the derivative liabilities, which was $12.4 million as of December 31, 2011.

As of December 31, 2011, we had 200,000,000 shares of authorized common stock, $0.001 par value, and 70,891,916, 70,896,924 and 75,896,924 issued and outstanding shares of common stock on an “Actual,” “As Adjusted,” and “As Further Adjusted” basis, respectively. Additionally, as of December 31, 2011, we had 20,000,000 shares of authorized preferred stock, $0.01 par value, none of which was issued or outstanding.

As of March 9, 2012, we had $2.8 million in cash and cash equivalents, which includes the effects of payments made for capital expenditures, amounting to $47.4 million, from January 1 through March 9, 2012, as well as $5.4 million in restricted cash and $50.0 million in a long-term floating-rate note.

DIVIDEND POLICY

We paid our first quarterly dividend as a public company of $0.1461 per share in August 2008 and subsequent quarterly dividends of $0.475 per share in November 2008 and $0.15 per share since February 2009.

The Board of Directors of the Company has followed a policy of paying out a portion of our free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to our growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. Dividends might not be paid in the future.

Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. There is no guarantee that we will pay any dividends on our common stock in any quarter. See “Item 3. Key Information—D. Risk Factors—Risks Inherent in Our Industry and Our Business” beginning on page 2 of our Annual Report on Form 20-F for a discussion of the risks related to our ability to pay dividends.

PRICE RANGE OF COMMON STOCK

Our common stock is listed for trading on the New York Stock Exchange and is traded under the symbol “SB”. The following table sets forth, for the periods indicated, the high and low closing prices for our shares.

	Price Range
	High	Low
2008 (1)	$19.05	$3.27
2009	9.40	2.81
2010	9.11	6.66
2011	9.53	5.61
First Quarter 2010	9.11	6.97
Second Quarter 2010	8.26	6.66
Third Quarter 2010	7.93	6.79
Fourth Quarter 2010	8.86	7.79
First Quarter 2011	9.53	8.30
Second Quarter 2011	9.52	7.03
Third Quarter 2011	7.92	6.19
Fourth Quarter 2011	7.01	5.61
September 2011	6.97	6.19
October 2011	7.01	5.61
November 2011	6.87	5.97
December 2011	6.32	5.94
January 2012	7.28	6.22
February 2012	7.65	6.75
March 2012 (through March 9, 2012)	7.51	7.11

(1)	For the period from May 29, 2008, the date on which our common stock began trading on the New York Stock Exchange, until the end of the period.

TAX CONSIDERATIONS

You should carefully read the discussion of the principal U.S. Federal income tax, Marshall Islands tax and Liberian tax considerations associated with our operations and the acquisition, ownership and disposition of our common stock set forth in the section of our Annual Report on Form 20-F entitled “Item 10. Additional Information—Tax Considerations”.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than the underwriting discount, will be as follows:

Securities and Exchange Commission Registration Fee	$3,725
Financial Industry Regulatory Authority Filing Fee	3,250
Printing and Engraving Expenses	50,000
Legal Fees and Expenses	125,000
Accountants’ Fees and Expenses	30,000
Transfer Agent’s Fees and Expenses	3,500
New York Stock Exchange Listing Fee	24,000
Miscellaneous Costs	10,525

Total	$250,000

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of our common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	2,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,750,000
Credit Suisse Securities (U.S.) LLC	625,000
Evercore Group L.L.C.	625,000

Total	5,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of our common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 750,000 additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of our common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 750,000 shares of our common stock.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	6.50	32,500,000	37,375,000
Underwriting discounts paid by us	0.325	1,625,000	1,868,750
Proceeds, before expenses, to us	6.175	30,875,000	35,506,250

The estimated offering expenses payable by us, exclusive of the underwriting discounts, are approximately $0.3 million.

Our common stock is listed on the New York Stock Exchange under the trading symbol “SB.”

We, our officers and directors and Vorini Holdings Inc. have agreed not to sell or transfer any shares of our common stock or securities convertible into, exchangeable for, exercisable for or repayable with common stock, for 90 days after the date of this prospectus supplement without first obtaining the written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we, our officers, our directors and Vorini Holdings Inc. have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any shares of common stock;

•	sell any option or contract to purchase any shares of common stock;

•	purchase any option or contract to sell any shares of common stock;

•	grant any option, right or warrant for the sale of any shares of common stock;

•	lend or otherwise dispose of or transfer any shares of common stock;

•	request or demand that we file a registration statement related to the common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any shares of common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

These lock-up provisions apply to shares of our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. These provisions also apply to shares of our common stock owned now or acquired later by such persons or for which such persons later acquire the power of disposition. In the event that either (a) during the last 17 days of the 90-day period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The lock-up provisions do not apply to transfers to immediate family or donees who receive such securities as bona fide gifts; provided that such transferees agree to substantially the same transfer restrictions on the securities they receive.

In order to facilitate the offering of the shares of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their option to purchase additional shares. The underwriters may also sell shares in excess of their option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our common stock in the open market to stabilize the price of our common stock. These activities may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of our common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

An affiliate of Credit Suisse Securities (U.S.) LLC is a lender under one of our credit facilities. In addition, certain of the underwriters and their affiliates from time to time have performed other investment banking, commercial banking and advisory services to us, for which they have received customary fees and expenses. The underwriters and their affiliates may from time to time perform investment banking and advisory services for us and our affiliates in the ordinary course of business for which they may in the future receive customary fees and expenses.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, Safe Bulkers, Inc. or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The

investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of our common stock offered hereby and certain other matters relating to Marshall Islands law will be passed upon for us by Cozen O’Connor, New York, New York. Certain other legal matters relating to United States law will be passed upon for us by Kirkland & Ellis LLP, New York, New York. The underwriters are being represented by Morgan, Lewis & Bockius LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 20-F for the year ended December 31, 2011 and the effectiveness of the Safe Bulkers, Inc.’s internal control over financial reporting have been audited by Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We filed with the SEC a registration statement on Form F-3 under the Securities Act of 1933, as amended, with respect to the offer and sale of securities pursuant to this prospectus. This prospectus supplement and the accompanying prospectus, filed as a part of the registration statement, do not contain all of the information set forth in the registration statement. The registration statement includes and incorporates by reference additional information and exhibits. Statements made in this prospectus supplement or the accompanying prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of all of the material terms of such contracts, agreements or documents, but do not repeat all of their terms. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at its principal office at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facility by calling 1-800-SEC-0330. The Commission also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. For further information pertaining to the common stock offered by this prospectus supplement and the accompanying prospectus and Safe Bulkers, Inc., reference is made to the registration statement.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and we file periodic reports and other information with the Commission. These periodic reports and other information are available for inspection and copying at the Commission’s public reference facilities and the web site of the Commission referred to above. As a “foreign private issuer”, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to stockholders, but we are required to furnish certain proxy statements to stockholders under New York Stock Exchange rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act of 1934, as amended. In addition, as a “foreign private issuer”, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, relating to short swing profit reporting and liability.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed incorporated by reference will automatically update and supersede the information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus.

This prospectus incorporates by reference the following documents:

•	our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on February 29, 2012, as amended by our Form 20-F/A filed with the SEC on March 12, 2012; and

•

the description of our common stock, and preferred stock purchase rights, contained in our registration statement on Form 8-A (File No. 001-34077), filed with the SEC on May 22, 2008 which incorporates by reference the description of our common stock contained in our Registration Statement on Form F-1 (File No. 333-150995), as amended, filed with the SEC on May 16, 2008, and any amendments or reports filed with the SEC updating that description.

We will also incorporate by reference any future filings made with the SEC under Section 13(a), 13(c) or 15(d) of the Exchange Act until we terminate the offering contemplated by any prospectus supplement. In addition, we will incorporate by reference certain future materials furnished to the SEC on Form 6-K, but only to the extent specifically indicated in those submissions or in a future prospectus supplement.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Safe Bulkers, Inc.
30-32 Avenue Karamanli
P.O. Box 70837
16605 Voula
Athens, Greece
011-30-210-899-4980
Attention: Dr. Loukas Barmparis, Secretary

PROSPECTUS

$300,000,000
Safe Bulkers, Inc.

Common Stock
Preferred Stock
Warrants
Subscription Rights

Through this prospectus, we may offer common stock, preferred stock, warrants and subscription rights from time to time. When we decide to sell a particular class or series of securities, we will provide specific terms of the offered securities in a prospectus supplement. The securities offered by the Registrant pursuant to this prospectus will have an aggregate public offering price of up to $300,000,000.

The securities covered by this prospectus may be offered and sold from time to time in one or more offerings, which may be through one or more underwriters, dealers and agents, or directly to the purchasers. The names of any underwriters, dealers or agents, if any, will be included in a supplement to this prospectus.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in one or more supplements to this prospectus. A prospectus supplement may also add, update or change information contained in this prospectus.

Our common stock is traded on the New York Stock Exchange under the symbol “SB.”

Our offices are located at 30-32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece. Our telephone number at such address is 011-30-210-899-4980.

Investing in our securities involves risks. Before buying any securities you should carefully read the section entitled “Risk Factors” on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 12, 2009.

You should rely only on the information provided in this prospectus, the documents incorporated by reference herein and any prospectus supplements filed hereafter. We have not authorized anyone to provide you with additional or different information. If any person provides you with different or inconsistent information, you should not rely upon it. We are not making an offer of these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus.

i

FORWARD-LOOKING STATEMENTS

All statements in this prospectus that are not statements of historical fact are “forward-looking statements.” The disclosure and analysis set forth in this prospectus includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the SEC, other information sent to our security holders and other written materials.

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	availability of crew, length and number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to make required payments under our credit facilities and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	our expectations about availability of vessels to purchase, the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period-time charters with our customers and secure profitable employment for our vessels in the spot market;

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage to our advantage our Manager’s relationships and reputation within the drybulk shipping industry;

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including piracy and discharge of pollutants;

•	potential liability from future litigation; and

•	other factors discussed in “Risk Factors” of this prospectus.

We caution that the forward-looking statements included in this prospectus represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include the risks, uncertainties and factors described under “Risk Factors.” As a result, the forward-looking events discussed in this prospectus might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and should be read together with the information contained in other parts of this prospectus, any prospectus supplement and the documents we incorporate by reference. Unless otherwise indicated, references in this prospectus to “Safe Bulkers,” the “Company,” “we,” “our,” “us,” or similar terms when used in a historical context refer to Safe Bulkers, Inc. and/or its subsidiaries. For a more complete understanding of the terms of a particular issuance of offered securities, and before making your investment decision, you should carefully read the prospectus and the documents referred to in “Where You Can Find Additional Information” for information about us, including our financial statements. Unless otherwise indicated, all references to currency amounts in this prospectus are in U.S. dollars.

Our Company

Safe Bulkers, Inc. is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. As of September 30, 2009, we had a fleet of 14 drybulk vessels, with an aggregate carrying capacity of 1,153,900 deadweight tons, or dwt, and an average age of 3.54 years, making us one of the world’s youngest fleets of Panamax, Kamsarmax and Post-Panamax class vessels. We have contracted to acquire additional drybulk newbuild vessels to be delivered at various times through 2011.

We employ our vessels on both period-time charters and spot charters, according to our assessment of market conditions.

We were incorporated in the Republic of The Marshall Islands on December 11, 2007 under the Marshall Islands Business Corporations Act, for the purpose of acquiring ownership of various subsidiaries that either owned or were scheduled to own vessels. We are controlled by the Hajioannou family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. Vassos Hajioannou, the late father of Polys Hajioannou, our chief executive officer, first invested in shipping in 1958. Polys Hajioannou has been actively involved in the industry since 1987, when he joined the predecessor of our affiliated management company, Safety Management Overseas S.A., which we refer to as “Safety Management” or our “Manager.”

We successfully completed our initial public offering (the “IPO”) in the United States on June 3, 2008 and our common stock trades on the New York Stock Exchange under the symbol “SB.” On May 29, 2008, the shares of various subsidiaries were contributed by Polys Hajioannou and Nicolaos Hadjioannou to Safe Bulkers, Inc. through Vorini Holdings Inc., a company controlled by Polys Hajioannou and Nicolaos Hadjioannou, in exchange for the issuance of 100% of the outstanding shares of Safe Bulkers, Inc. to Vorini Holdings Inc. (the “Reorganization”). Vorini Holdings sold 10,000,000 shares of common stock of Safe Bulkers in the IPO. Following the Reorganization, we owned and continue to own each of the contributed subsidiaries and Vorini Holdings became and continues to be our controlling shareholder. As of September 30, 2009, Vorini Holdings Inc. owned approximately 81.99% of our outstanding common stock.

The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the result of our long-term strategy of maintaining a young, high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou, we also benefit from the expertise of our Manager which, along with its predecessor, has specialized in drybulk shipping since 1965, providing services to over 30 drybulk vessels. A number of our Manager’s key management and operational personnel have been continuously employed with Safety Management and its predecessor companies for over 25 years.

We maintain our offices at 30-32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece. Our telephone number at that address is 011-30-210-899-4980. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall

Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

The Securities We May Offer

We may use this prospectus to offer up to an aggregate public offering price of $300,000,000 of:

•	common stock;

•	preferred stock;

•	warrants; and

•	subscription rights.

A prospectus supplement will describe the specific types, amounts, prices, and detailed terms of any of these offered securities and may describe certain risks associated with an investment in the securities. Terms used in the prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

(a)	Common Stock

We may issue shares of our common stock, par value $0.001 per share. Holders of our common stock are entitled to receive dividends when declared by our board of directors. Each holder of common stock is entitled to one vote per share. The holders of shares of common stock have no cumulative voting or preemptive rights.

(b)	Preferred Stock

We may issue preferred stock, par value $0.01 per share, the terms of which will be established by our board of directors or a committee designated by the board. Each series of preferred stock will be more fully described in the prospectus supplement that will accompany this prospectus, including the terms of the preferred stock dealing with dividends, redemption provisions, rights in the event of liquidation, dissolution or winding up, voting rights and conversion rights. Generally, each series of preferred stock will rank on an equal basis with each other series of preferred stock and will rank prior to our common stock.

(c)	Warrants

We may issue warrants to purchase our equity securities.

For any particular warrants that we offer, the applicable prospectus supplement will describe the underlying securities into which the warrant is exercisable; the expiration date; the exercise price or the manner of determining the exercise price; the amount and kind, or the manner of determining the amount and kind, of property or cash to be delivered by you or us upon exercise; and any other specific terms. We will issue the warrants under warrant agreements between us and one or more warrant agents.

(d)	Subscription Rights

We may issue to our stockholders subscription rights to purchase our equity securities.

For any particular subscription rights that we offer, the applicable prospectus supplement will describe the number of subscription rights issued to each stockholder; the expiration date; the exercise price or the manner of determining the exercise price; and any other specific terms. These subscription rights may be issued independently or together with any other security offered by this prospectus and may or may not be transferable by the stockholders receiving the rights in the rights offering.

Payment Currencies

Amounts payable in respect of the securities, including the purchase price, will be payable in U.S. dollars, unless the prospectus supplement states otherwise.

Our common stock is listed on the New York Stock Exchange. If any securities are to be listed or quoted on any other securities exchange or quotation system, the applicable prospectus supplement will so state.

RISK FACTORS

Investing in the securities to be offered pursuant to this prospectus may involve a high degree of risk. You should carefully consider the important factors set forth under the heading “Risk Factors” in our most recent Annual Report on Form 20-F filed with the SEC and incorporated herein by reference and in the accompanying prospectus supplement for such issuance before investing in any securities that may be offered. For further details, see the section entitled “Where You Can Find Additional Information.”

Any of the risk factors referred to above could significantly and negatively affect our business, results of operations or financial condition, which may reduce our ability to pay dividends and lower the trading price of our common stock. The risks referred to above are not the only ones that may exist. Additional risks not currently known by us or that we deem immaterial may also impair our business operations. You may lose all or a part of your investment.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are a Marshall Islands corporation and our offices are located outside of the United States in Athens, Greece. A majority of our directors and officers and some of the experts in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. Federal or state securities laws.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities Exchange Commission, or the “SEC,” using a shelf registration process. Under this shelf registration process, we may, from time to time, sell up to an aggregate public offering price of $300,000,000 of any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide you with this prospectus, as well as a prospectus supplement that will contain specific information about the terms of that offering. That prospectus supplement may include additional risk factors or other special considerations applicable to those particular securities. Any prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information contained in this prospectus and any prospectus supplement, you should rely on the information contained in that particular prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find Additional Information.”

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act of 1933, we have filed a registration statement relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional information.

We file annual and other reports with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed incorporated by reference will automatically update and supersede the information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus.

This prospectus incorporates by reference the following documents:

•	our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on May 19, 2009;

•

our Reports on Form 6-K furnished to the SEC on June 11, 2009, July 8, 2009, August 3, 2009, September 9, 2009 (only the section titled “Fleet Employment Profile as of August 31, 2009”) and October 8, 2009; and

•

the description of our common stock contained in our registration statement on Form 8-A (File No. 001-34077), filed with the SEC on May 22, 2008 which incorporates by reference the description of our common stock contained in our Registration Statement on Form F-1 (File No. 333-150995), as amended, filed with the SEC on May 16, 2008, and any amendments or reports filed with updating that description.

We will also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act until we terminate the offering contemplated by any prospectus supplement. In addition, we will incorporate by reference certain future materials furnished to the SEC on Form 6-K, but only to the extent specifically indicated in those submissions or in a future prospectus supplement.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Safe Bulkers, Inc.
30-32 Avenue Karamanli
P.O. Box 70837
16605 Voula
Athens, Greece
011-30-210-899-4980
Attention: Dr. Loukas Barmparis, Secretary

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratios of earnings to fixed charges for the periods indicated, computed using amounts derived from our financial statements prepared in accordance with U.S. GAAP.

	Year Ended December 31,				6 Months Ended June 30,
	2005	2006	2007	2008	2009
Ratio of Earnings to Fixed Charges	26.4	16.4	25.9	8.1	18.2

We have not issued any preferred stock as of the date of this prospectus. Accordingly, the ratio of earnings to combined fixed charges and preference dividends is equivalent to the ratio of earnings to fixed charges.

For the purpose of computing the consolidated ratio of earnings to fixed charges, earnings consist of net income plus fixed charges less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization and write-off of capitalized expenses relating to indebtedness.

USE OF PROCEEDS

Unless otherwise set forth in the applicable prospectus supplement, we intend to use the net proceeds received from the sale of the securities we offer by this prospectus for general corporate purposes, which may include, among other things:

•	the acquisition of new vessels;

•	additions to working capital; and

•	the repayment of indebtedness.

We may raise additional funds from time to time through equity or debt financings not involving the issuance of securities described in this prospectus, including borrowings under credit facilities, to finance our business and operations and new vessel acquisitions.

CAPITALIZATION AND INDEBTEDNESS

Our capitalization and indebtedness will be set forth in a prospectus supplement to this prospectus or in a report on Form 6-K subsequently furnished to the SEC and specifically incorporated herein by reference.

DESCRIPTION OF CAPITAL STOCK

Under our first amended and restated articles of incorporation (as further amended through the date hereof) (“articles of incorporation”), our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, of which, as of September 30, 2009, 54,511,097 shares were issued and outstanding and fully paid, and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which, as of September 30, 2009, no shares had been issued. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” All of our shares of stock are in registered form.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future. Our common stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our articles of incorporation or first amended and restated bylaws (“bylaws”) discriminating against a stockholder because of his or her ownership of a particular number of shares.

We are not aware of any limitations on the rights to own our common stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our common stock, imposed by foreign law or by our articles of incorporation or bylaws.

Preferred Stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which

1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan,” and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting powers, if any, of the holders of the series.

Stockholder Rights Plan

(1)	General

Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a stockholder rights agreement between us and American Stock Transfer & Trust Company, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing stockholder prior to our initial public offering in May 2008.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the stockholder rights agreement, which we filed with the SEC on May 16, 2008 as an exhibit to our Registration Statement on Form F-1.

(2)	Detachment of the Rights

The rights are attached to all certificates representing our outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

•

ten days following the first public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock; or

•	ten business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person.”

Our controlling stockholder, Vorini Holdings Inc. and its affiliates, which together owned 81.99% of our common stock as of September 30, 2009, are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

Until the rights distribution date:

•	our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and

•	any new shares of common stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference.

As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock at the close of business on that date. As of the rights distribution date, only separate rights certificates will represent the rights.

We will not issue rights with any shares of common stock we issue after the rights distribution date, except as our board of directors may otherwise determine.

(3)	Flip-In Event

A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person. If a flip-in event occurs and we do not redeem the rights as described under the heading “—Redemption of Rights” below, each right, other than any right that has become void, as described below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

If a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

(4)	Flip-Over Event

A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction; or

•	50% or more of our assets, cash flows or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading “—Flip-In Event” above, will have the right to receive the number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of such right.

(5)	Antidilution

The number of outstanding rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the rights distribution date. With some exceptions, the rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also does not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise. The rights agreement reserves us the right to require, prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, that a number of rights must be exercised so that we will issue only whole shares of stock.

(6)	Redemption of Rights

At any time until ten days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

(7)	Exchange of Rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

•

any person other than our existing stockholder becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

•	the occurrence of a flip-over event.

(8)	Amendment of Terms of Rights

While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•

to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement, other than decreasing the redemption price.

Dividends

The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things: (a) our earnings, financial condition and cash requirements and availability, (b) our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, (c) provisions of Marshall Islands and Liberian law governing the payment of dividends, (d) restrictive covenants in our existing and future debt instruments and (e) global financial conditions. There can be no assurance that dividends will be paid. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

Marshall Islands Law and Our Articles of Incorporation and Bylaws

(1)	General

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the “BCA,” and without in any way limiting the generality of the foregoing, the corporation shall have the power: (a) to purchase or otherwise acquire, own, use, operate, pledge, hypothecate, mortgage, lease, charter, sub-charter, sell, build, and repair steamships, motorships, tankers, sailing vessels, tugs, lighters, barges, and all other vessels and craft of any and all motive power whatsoever, including, landcraft and any and all other means of conveyance and transportation by land or water, together with engines, boilers, machinery equipment and appurtenances of all kinds, including masts, sails, boats, anchors, cables, tackle, furniture and all other necessities thereunto appertaining and belonging, together with all materials, articles, tools, equipment and appliances necessary, suitable or convenient for the construction, equipment, use and operation thereof; and to equip, furnish, and outfit such vessels and ships; (b) to carry on its business, to have one or more offices, and or exercise its powers in foreign countries, subject to the laws of the particular country; (c) to borrow or raise money and contract debts, when necessary, for the transaction of its business or for the exercise of its corporate rights, privileges or franchise or for any other lawful purpose of its incorporation; to draw, make, accept, endorse, execute and issue promissory notes, bills of exchange, bonds, debentures, and other instruments and evidences of indebtedness either secured by mortgage, pledge, deed of trust, or otherwise, or unsecured; (d) to purchase or otherwise acquire, hold, own, mortgage, sell, convey, or otherwise dispose of real and personal property of every class and description; and (e) to act as agent and/or representative of ship-owning companies.

Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held inside or outside of the Marshall Islands. Special meetings may be called by the Chairman of the board of directors, the Chief Executive Officer or by the Chairman of the board of directors or the Chief Executive Officers at the request of a majority of the board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting. Our articles of incorporation and bylaws permit stockholder action by unanimous written consent.

We are registered with the Registrar of Corporations of the Republic of the Marshall Islands, Inc. under registration number 27394.

(2)	Directors

Under our articles of incorporation and bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

Pursuant to the provision of our bylaws, the board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The board of directors has the authority to fix the amounts which shall be payable to the non-employee members of our board of directors for attendance at any meeting or for services rendered to us.

(3)	Dissenters’ Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all, or substantially all, of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for their shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

(4)	Stockholders’ Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-takeover Provisions of our Charter Documents

(1)	General

Several provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also delay, defer or prevent (a) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder might consider in its best interest, including attempts that may result in a premium over the market price for the shares held by the stockholders, and (b) the removal of incumbent officers and directors.

(2)	Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described above under “—Stockholder Rights Plan.” Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

(3)	Classified Board of Directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

(4)	Election and Removal of Directors

Our articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation and bylaws also provide that our directors may be removed only for cause. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

(5)	Calling of Special Meetings of Stockholders

Our articles of incorporation and bylaws provide that special meetings of our stockholders may only be called by our Chairman of the board of directors, Chief Executive Officer or by either, at the request of a majority of our board of directors.

(6)	Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice.

These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. A series of warrants may be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of any applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, in which the price of such warrants will be payable;

•

the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;

•	the price at which and the currency or currencies, in which the securities or other rights purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	the amount of warrants outstanding;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of any material United States Federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF SUBSCRIPTION RIGHTS

We may issue to our stockholders subscription rights to purchase our equity securities. These subscription rights may be issued independently or together with any other security offered by this prospectus and may or may not be transferable by the stockholder receiving the rights in the rights offering. In connection with any rights offering, we may enter into a standby underwriting agreement with one or more underwriters pursuant to which the underwriter will purchase any securities that remain unsubscribed for upon completion of the rights offering.

The applicable prospectus supplement relating to any subscription rights will describe the terms of the offered subscription rights, including, where applicable, the following:

•	the exercise price for the subscription rights;

•	the number of subscription rights issued to each stockholder;

•	the extent to which the subscription rights are transferable;

•	any other terms of the subscription rights, including terms, procedures and limitations relating to the exchange and exercise of the subscription rights;

•	the date on which the right to exercise the subscription rights will commence and the date on which the right will expire;

•	the amount of subscription rights outstanding;

•	the extent to which the subscription rights include an over-subscription privilege with respect to unsubscribed securities; and

•	the material terms of any standby underwriting arrangement entered into by us in connection with the subscription rights offering.

The description in the applicable prospectus supplement of any subscription rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable subscription rights certificate or subscription rights agreement, which will be filed with the SEC if we offer subscription rights. For more information on how you can obtain copies of any subscription rights certificate or subscription rights agreement if we offer subscription rights, see “Where You Can Find Additional Information” beginning on page 4 of this prospectus. We urge you to read the applicable subscription rights certificate, the applicable subscription rights agreement and any applicable prospectus supplement in their entirety.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as stockholder “rights” plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts and you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to stockholders’ rights.

Marshall Islands			Delaware
Stockholder Meetings
•	Held at a time and place as designated in the bylaws.		•	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
•	May be held in or outside of the Marshall Islands.		•	May be held in or outside of Delaware.
•	Notice:		•	Notice:
	—	Whenever stockholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting.		—

Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

	—	A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before meeting.		—	Written notice shall be given not less than 10 nor more than 60 days before the meeting.
Stockholder’s Voting Rights
•	Any action required to be taken by a meeting of stockholders may be taken without a meeting if consent is in writing and is signed by all the stockholders entitled to vote.		•	With limited exceptions, stockholders may act by written consent to elect directors.
•	Any person authorized to vote may authorize another person to act for him by proxy.		•	Any person authorized to vote may authorize another person or persons to act for him by proxy.
•

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

•

For stock corporations, a certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Marshall Islands		Delaware
•	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders.	•	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders.
•	The articles of incorporation may provide for cumulative voting in the election of directors.	•	The certificate of incorporation may provide for cumulative voting.
•	Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a stockholder meeting.	•

Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote of the outstanding stock entitled to vote of each constituent corporation at an annual or special meeting.

•

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a stockholder meeting.

•

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

•

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the stockholders of any corporation.

•

Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting.

•

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property made in furtherance of corporate purpose may be authorized without the vote or consent of the stockholders, unless otherwise provided for in the articles of incorporation.

•

Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides.

Directors
•	The board of directors must consist of at least one member.	•	The board of directors must consist of at least one member.
•	Number of members can be changed by an amendment to the bylaws, by the stockholders or by action of the board under specific provisions of the bylaws.	•

Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

Marshall Islands			Delaware
•

If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.

•	Removal:		•	Removal:
	—	Any or all of the directors may be removed for cause by vote of the stockholders.		—	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.
	—	If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the stockholders.		—	In the case of a classified board, stockholders may effect removal of any or all directors only for cause.
Dissenter’s Rights of Appraisal
•

With limited exceptions, including for the shares of any class or series of stock listed on a securities exchange or admitted for trading on an interdealer quotation system, stockholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business and to receive payment of the fair value of their shares.

•

With limited exceptions, including for the shares of any class or series of stock listed on a national securities exchange, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.

•

A holder of any adversely affected shares who does not vote on, or consent in writing to, an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

•

The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets of the corporation.

	—	Alters or abolishes any preferential right of any outstanding shares having preference; or
	—	Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
	—	Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
	—	Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Marshall Islands		Delaware
Stockholder’s Derivative Actions
•

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

•

In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

•	Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.
•	Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of the Marshall Islands.
•	Reasonable expenses, including attorneys’ fees, may be awarded if the action is successful.
•

Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of September 30, 2009, held by:

•	each person or entity that we know beneficially owns 5% or more of our common stock;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.

Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of September 30, 2009 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 54,511,097 shares of common stock outstanding as of September 30, 2009. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all stockholders, officers and directors identified in the table and accompanying footnotes below is in care of our offices.

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Common Stock
5% Beneficial Owners:
Vorini Holdings Inc.(1)	44,694,400	81.99%
Officers and Directors:
Polys Hajioannou(2)	44,694,400	81.99%
Dr. Loukas Barmparis	0	0
Konstantinos Adamopoulos	0	0
Nicolaos Hadjioannou(2)(3)	44,694,400	81.99%
Ioannis Foteinos(3)	0	0
Basil Sakellis	0	0
Frank Sica	32,108	*
Ole Wikborg	0	0
All executive officers and directors as a group (7 persons)	44,726,508	82.05%

*	Less than 1%.

(1)	Vorini Holdings Inc. is controlled by Polys Hajioannou and Nicolaos Hadjioannou, who together hold the majority of our shares.

(2)	By virtue of shares owned indirectly through Vorini Holdings Inc., which is our principal stockholder.

(3)	Nicolaos Hadjioannou resigned as our Chief Operating Officer and as a member of our board of directors on February 17, 2009, and was replaced in those positions by Ioannis Foteinos.

In May 2008, we completed a registered public offering of our shares of common stock in which the selling stockholder was Vorini Holdings Inc. and our common stock began trading on the New York Stock Exchange. Our major stockholders have the same voting rights as our other stockholders. As of September 30, 2009, we had four stockholders of record. Three of these stockholders of record were located in the United States and held an aggregate 10,011,097 shares of common stock representing approximately 18.37% of our outstanding shares of common stock. However, one of the U.S. stockholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds 10,003,689 shares of our common stock. Accordingly, we believe that the shares held by Cede & Co. include shares of common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control. We are not aware of any significant changes in the percentage ownership held by any major stockholders since our initial public offering.

As of September 30, 2009, Vorini Holdings Inc., which is controlled by Polys Hajioannou and Nicolaos Hadjioannou, owns approximately 81.99% of our outstanding common stock. This stockholder is able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. Shares of our common stock held by Vorini Holdings Inc. do not have different or unique voting rights.

PLAN OF DISTRIBUTION

We may offer and sell, from time to time, some or all of the securities covered by this prospectus up to an aggregate public offering price of $300,000,000. We have registered the securities covered by this prospectus for offer and sale by us so that those securities may be freely sold to the public by us. Registration of the securities covered by this prospectus does not mean, however, that those securities necessarily will be offered or sold.

Securities covered by this prospectus may be sold from time to time, in one or more transactions, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change, at varying prices determined at the time of sale or at negotiated prices, by a variety of methods including the following:

•

on the New York Stock Exchange or any other national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	as settlement of short sales entered into after the date of the prospectus;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through broker-dealers, who may act as agents or principals;

•	through sales “at the market” to or through a market-maker;

•	in a block trade, in which a broker-dealer will attempt to sell a block as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	directly to one or more purchasers;

•	through agents;

•	in options transactions;

•	over the Internet;

•	any other method permitted pursuant to applicable law; or

•	in any combination of the above.

In effecting sales, brokers or dealers engaged by us may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of the securities by a broker-dealer as principal and resales of the securities by the broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers.

In addition, we may sell any securities covered by this prospectus in private transactions or under Rule 144 of the Securities Act of 1933, as amended, rather than pursuant to this prospectus.

In connection with the sale of securities covered by this prospectus, broker-dealers may receive commissions or other compensation from us in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the securities for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions or in amounts to be negotiated. In connection with any underwritten offering, underwriters may receive compensation in the form of discounts, concessions or commissions from us or from purchasers of the securities for whom they act as agents. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. We and any underwriters, broker-dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any profit on the sale of the securities by them and any discounts, commissions or concessions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.

In connection with the distribution of the securities covered by this prospectus or otherwise, we may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our securities in the course of hedging the positions they assume with us. We may also sell securities short and deliver the securities offered by this prospectus to close out our short positions. We may also enter into option or other transactions with broker-dealers or other financial institutions, which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. We may also from time to time pledge our securities pursuant to the margin provisions of our customer agreements with our brokers. Upon our default, the broker may offer and sell such pledged securities from time to time pursuant to this prospectus, as supplemented or amended to reflect such transaction.

At any time a particular offer of the securities covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of securities covered by this prospectus being offered and the terms of the offering, including the expected issue price or method of determining the price, the time period during which the offer will be open and whether the purchase period may be extended or shortened, the method and time limits for paying up and delivering securities, name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the securities covered by this prospectus. In order to comply with the securities laws of certain states, if applicable, the securities sold under this prospectus may only be sold through registered or licensed broker-dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

In connection with an underwritten offering, we would execute an underwriting agreement with an underwriter or underwriters. Unless otherwise indicated in the revised prospectus or applicable prospectus supplement, such underwriting agreement would provide that the obligations of the underwriter or underwriters are subject to certain conditions precedent and that the underwriter or underwriters with respect to a sale of the covered securities will be obligated to purchase all of the covered securities if any such securities are purchased. We may grant to the underwriter or underwriters an option to purchase additional securities at the public offering price, as may be set forth in the revised prospectus or applicable prospectus supplement. If we grant any such option, the terms of the option will be set forth in the revised prospectus or applicable prospectus supplement.

Pursuant to a requirement by the Financial Industry Regulatory Authority, or “FINRA,” the maximum commission or discount to be received by any FINRA member or independent broker-

dealer may not be greater than 8% of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act.

Underwriters, agents, brokers or dealers may be entitled, pursuant to relevant agreements entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, that may arise from any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the underwriters, agents, brokers or dealers may be required to make.

We will bear all costs relating to all of the securities being registered under the registration statement of which this prospectus is a part.

LEGAL MATTERS

The validity of the securities that may be offered by this prospectus and certain other matters relating to Marshall Islands law will be passed upon for us by Cozen O’Connor, New York, New York. Certain other legal matters relating to United States law will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 have been audited by Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

5,000,000 Shares

Safe Bulkers, Inc.
COMMON STOCK

PROSPECTUS SUPPLEMENT

Morgan Stanley

BofA Merrill Lynch

Credit Suisse

Evercore Partners

 March 13, 2012